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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934



                             ADFLEX SOLUTIONS, INC.
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                                (Name of Issuer)


                                  Common Shares
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                         (Title of Class of Securities)


                                    006866107
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                                 (CUSIP Number)


                                 Thomas W. Haley
                                  Innovex, Inc.
                            530 Eleventh Avenue South
                                Hopkins, MN 55343
                                  (612)930-4677
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:


William B. Payne, Esq.                            Jack T. Kramer, Esq.
Dorsey & Whitney LLP                              Dorsey & Whitney LLP
Pillsbury Center South                            Pillsbury Center South
220 South Sixth Street                            220 South Sixth Street
Minneapolis, Minnesota 55402                      Minneapolis, Minnesota 55402
(612) 340-2722                                    (612) 340-8702

                                  June 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
                                  ------------

CUSIP No. 006866107

1.   Names of Reporting Persons                         Innovex, Inc.
     I.R.S. Identification Nos. of Above Persons
     (entities only)                                    41-1223933

2.   Check The Appropriate Box If A Member Of A Group
                                                        (a) [ ]
                                                        (b) [_]
3.   SEC Use Only

4.   Source Of Funds

     WC

5.   Check If Disclosure Of Legal Proceedings Is Required Pursuant To
     Items 2(D) Or 2(E)                                     [_]

6.   Citizenship Or Place Of Organization

     Minnesota

                                7.      Sole Voting Power
              Number Of                 0
               Shares
             Beneficially       8.      Shared Voting Power
              Owned By                  1,392,347 (1)
                Each
              Reporting         9.      Sole Dispositive Power
                Person                  0
                With
                                10.     Shared Dispositive Power
                                        1,392,347 (1)

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,392,347

12.  Check If The Aggregate Amount In Row (11) Excludes Certain
     Shares
                                                       [_]

13.  Percent Of Class Represented By Amount In Row (11)

     15.5%

14.  Type Of Reporting Person

     CO

---------------------
    (1) Innovex, Inc. and Innovex Acquisition Corp. do not directly or indirectly own any Shares. Innovex, Inc. and Innovex Acquisition Corp. beneficially own 1,392,347 Shares with respect to which the owner, Havant International Holdings Limited, has granted, pursuant to an agreement dated June 30, 1999, a proxy to Innovex Acquisition Corp. to vote such Shares in favor of the Merger Agreement and the transactions contemplated thereby.

                                   SCHEDULE 13D
                                   ------------

CUSIP No. 006866107

1.       Names of Reporting Persons                    Innovex Acquisition Corp.
         I.R.S. Identification Nos. of Above Persons
         (entities only)                               Pending

2.       Check The Appropriate Box If A Member Of A Group
                                                              (a) [ ]
                                                              (b) [_]
3.       SEC Use Only

4.       Source Of Funds

         WC

5.       Check If Disclosure Of Legal Proceedings Is Required Pursuant To
         Items 2(D) Or 2(E)                                     [_]

6.       Citizenship Or Place Of Organization

         Delaware

                                    7.     Sole Voting Power
                  Number Of                0
                   Shares
                Beneficially        8.     Shared Voting Power
                  Owned By                 1,392,347 (2)
                   Each
                  Reporting         9.     Sole Dispositive Power
                   Person                  0
                   With
                                   10.     Shared Dispositive Power
                                           1,392,347 (2)

11.      Aggregate Amount Beneficially Owned By Each Reporting Person

         1,392,347

12.      Check If The Aggregate Amount In Row (11) Excludes Certain
         Shares
                                                             [_]

13.      Percent Of Class Represented By Amount In Row (11)

         15.5%

14.      Type Of Reporting Person

         CO

---------------------
        (2)    See footnote (1) on Page 2.

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         This statement is filed by Innovex Acquisition Corp. (the "Offeror")
and Innovex, Inc. ("Innovex") with the U.S. Securities and Exchange
Commission on July 7, 1999. Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer to Purchase dated July 7, 1999, a copy of which is attached as Exhibit 99(a)(1) (the "Offer to Purchase").

Item 1.  Security and Issuer.

         The name of the issuer is ADFlex Solutions, Inc., a company organized under the laws of Delaware (the "Company"), which has its principal executive offices at 2001 W. Chandler Boulevard, Chandler, Arizona 85224.

         The class of equity securities to which this statement relates is the common shares (the "Shares") of the Company.

Item 2.  Identity and Background.

         (a) - (c) and (f) The information set forth in "Introduction," "Tender Offer - 8. Certain Information Concerning Purchaser and Parent" and
Schedule I of the Offer to Purchase is incorporated herein by reference.

         (d) and (e) During the last five years, neither Innovex, a Minnesota corporation, nor Offeror, a Delaware corporation and a wholly owned subsidiary of Innovex, nor, to the best of their knowledge, any of the individuals listed in Schedule I to the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree, final order enjoining future violations of, or prohibition or mandating activities subject to, federal or state security laws, or finding of any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth in "The Tender Offer - 9. Source and
Amount of Funds" of the Offer to Purchase is hereby incorporated by reference.

Item 4.  Purpose of Transaction.

         (a) - (j) The information set forth in "Introduction," "The Tender Offer - 11. Contacts With the Company; Background of the Offer and the Merger," "The Tender Offer - 12. Purpose of the Offer; the Merger Agreement; the Tender Agreement," "The Tender Offer - 13. Dividends and Distributions," and "The Tender Offer - 14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" of the Offer to Purchase is hereby incorporated by reference.

         Except as disclosed in the Offer to Purchase and the Tender
Agreement among Offeror, Innovex and Havant International Holdings Limited ("HIHL"), dated June 30, 1999, a copy of which is attached as Exhibit 99(c)(2) (the "Tender Agreement"), neither Innovex nor the Offeror has any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) - (c) The information set forth in "Introduction," "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent," "The Tender Offer - 10. Certain Transactions Between Parent and the Company," and "The Tender Offer - 12. Purpose of the Offer; the Merger Agreement; the Tender

Agreement" of the Offer to Purchase are incorporated herein by reference. As a result of the arrangement with HIHL pursuant to the Tender Agreement, each of Innovex and the Offeror may be deemed to beneficially own, and have shared voting and disposition power, with respect to 1,392,347 Shares, which represents about 15.5% of the Shares outstanding. Each of Innovex and the Offeror, however, disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that either Innovex or the Offeror is, for any or all purposes, the beneficial owner of the securities covered by these statements. To the best knowledge of Offeror and Innovex, no executive officer or director of Offeror or Innovex beneficially owns any Shares. Except as described above, there have been no transactions in the Shares by the Offeror or Innovex, or, to the best knowledge of Offeror and Innovex, by any of Offeror's or Innovex's executive officers or directors during the past 60 days.

         (d) The information set forth in "Introduction," "The Tender Offer -
8. Certain Information Concerning Purchaser and Parent," "The Tender Offer - 10 Certain Transactions Between Parent and the Company," and "The Tender Offer -12. Purpose of the Offer; the Merger Agreement; the Tender Agreement" of the Offer to Purchase is incorporated herein by reference. Until the purchase of the Shares pursuant to the Tender Agreement relating to their shares of the Common Stock, HIHL will retain the right to receive dividends from, and the proceeds from the sale of, such Shares.

         (e)  Not applicable.

Items 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in "Introduction," "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent," "The Tender Offer - 11. Contacts With the Company; Background of the Offer and the Merger," and "The Tender Offer - 12. Purpose of the Offer; the Merger Agreement; the Tender Agreement" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 99(a)(1)  Offer to Purchase, dated July 7, 1999

         Exhibit 99(c)(1) Agreement and Plan of Merger, dated as of July 1, 1999, by and among ADFlex Solutions, Inc., Innovex Acquisition Corp., and Innovex, Inc.

         Exhibit 99(c)(2) Tender Agreement among Innovex, Inc., Innovex Acquisition Corp. and Havant International Holdings Limited, dated June 30, 1999

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                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.

Dated:                              July 7, 1999

                                    INNOVEX ACQUISITION CORP.



                                    By     /s/ Douglas W. Keller
                                       ---------------------------------
                                    Name:   Douglas W. Keller
                                    Title:  Vice President, Finance



                                    INNOVEX, INC.



                                    By     /s/ Douglas W. Keller
                                       ---------------------------------
                                    Name:   Douglas W. Keller
                                    Title:  Vice President, Finance

                              EXHIBIT INDEX


         Exhibit 99(a)(1)  Offer to Purchase, dated July 7, 1999

         Exhibit 99(c)(1) Agreement and Plan of Merger, dated as of July 1, 1999, by and among ADFlex Solutions, Inc., Innovex Acquisition Corp., and Innovex, Inc.

         Exhibit 99(c)(2) Tender Agreement among Innovex, Inc., Innovex Acquisition Corp. and Havant International Holdings Limited, dated June 30, 1999